UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16197

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Peapack Private Employees’ Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921-1538

1

PEAPACK PRIVATE

EMPLOYEES’ SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2025 and 2024

2

FINANCIAL STATEMENTS

December 31, 2025 and 2024

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Peapack Private Employees' Savings and Investment Plan

Bedminster, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Peapack Private Employees' Savings and Investment Plan (the “Plan”) as of December 31, 2025, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “2025 financial statements”). In our opinion, the 2025 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These 2025 financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2025 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2025 financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the 2025 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2025 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the 2025 financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2025 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the 2025 financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2025 financial statements or

4.

the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2025 financial statements as a whole.

/s/ BDO USA, P.C.

BDO USA, P.C.

We have served as the Plan’s auditor since 2026.

Philadelphia, Pennsylvania

June 23, 2026

5.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PREDECESSOR AUDITOR)

Plan Participants and Plan Administrator of the

Peapack-Gladstone Bank Employees’ Savings and Investment Plan

Bedminster, New Jersey

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of Peapack-Gladstone Bank Employees’ Savings and Investment Plan (the "Plan") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP

Crowe LLP

We served as the Plan's auditor from 2007 to 2024.

Oakbrook Terrace, Illinois

June 27, 2025

6.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and December 31, 2024

	2025	2024
ASSETS
Investments at fair value (Note 4)	$117,795,801	$99,047,761
Investment at contract value (Note 5)	3,352,753	7,318,746
Receivables:
Employer contribution receivable	208,866	173,606
Notes receivable from participants	1,085,083	863,904
Total receivables	1,293,949	1,037,510

Total assets	122,442,503	107,404,017

NET ASSETS AVAILABLE FOR BENEFITS	$122,442,503	$107,404,017

See accompanying notes to the financial statements.

7.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2025

Additions to net assets attributed to:
Contributions:
Participant contributions	$8,581,316
Employer contributions	3,956,911
Employee rollovers	2,511,427
Total contributions	15,049,654

Investment income:
Net appreciation in fair value of investments	11,668,422
Interest and dividends	3,863,537
Total income	15,531,959

Total additions	30,581,613

Deductions from net assets attributable to:
Miscellaneous fees	232,304
Benefits paid to participants	15,310,823
Total deductions	15,543,127

Net increase in net assets available for benefits	15,038,486

Net assets available for benefits
Beginning of year	107,404,017

End of year	$122,442,503

See accompanying notes to the financial statements.

8.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Peapack Private Employees’ Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions. Effective January 15, 2024, the Plan changed the administrator from Prudential Retirement Insurance & Annuity Company ("PRIAC") to Fidelity Management and Research Company ("FMR").

General: The Plan is a participant-directed, tax-qualified defined contribution plan covering all full-time employees of the Peapack Private who have met the eligibility requirements, as defined below. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2025, the Peapack-Gladstone Bank changed its name to Peapack Private Bank & Trust ("the Bank").

Contributions: The Plan has an automatic enrollment feature. If an employee does not elect to enroll within 35 days from their date of hire, they will automatically be enrolled at 6% the first day of the following month of employment. The Plan includes an automatic deferral feature. Accordingly, the Employer will automatically withhold a portion of the participant’s base compensation from his or her pay each payroll period and contribute that amount to the Plan as a pre-tax 401(k) deferral unless the participant makes a contrary election. The automatic deferral percentage will increase by 1% per year up to a maximum of 10% of compensation. Participants are eligible to participate for purposes of elective deferrals when they have attained the age of 21. The participant will become eligible on the first day of the following month of employment. Prior to January 15, 2024, participants were eligible to participate for purposes of elective deferrals when they had attained the age of 21 and had completed one quarter of a year of service. A ‘year of service’ is defined as 1,000 hours in a 12-consecutive month period beginning with the participant’s hire date. Each year, participants may contribute up to 92% of base compensation, as defined in the Plan, up to the Internal Revenue Service (“IRS”) limit of $23,500 for 2025. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans in the form of rollovers. If a participant is at least age 50 or will attain age 50 before the end of a calendar year, then the participant may elect to defer additional amounts in whole percentage amounts (called "catch-up contributions") to the plan for that year. The additional amounts may be deferred regardless of any other limitations on the amount that the participant may defer to the plan. The maximum "catch-up contribution" that a participant can make in 2025 was $7,500. After 2025, the maximum may increase for cost-of-living adjustments. Any "catch-up contributions" that a participant makes will not be taken into account in determining any Employer matching contribution made to the Plan.

Participants who have attained the age of 21 shall be eligible to participate with respect to a match contribution (the “Match Contributions”) as of the date the participant has satisfied such requirement. Prior

9.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

to January 15, 2024, participants were eligible to participate with respect to a match contribution when they had attained the age of 21 and had completed one quarter of a year of service. A ‘year of service’ is defined as 1,000 hours in a 12-consecutive month period beginning with the participant’s hire date. The Bank shall contribute for each payroll period on behalf of each participant, an amount equal to 50% of salary reduction deferrals made on behalf of the participant, up to 6% of the participant’s compensation. For 2025, the Bank contributed $2,723,865 to the Plan through the Match Contribution. For 2025, the Bank contributed $1,314,471 to the Plan through the Profit Sharing Contribution.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who have attained the age of 21 and are employed by the Bank on the last day of the Plan year (the “Profit Sharing Contribution”). Prior to January 15, 2024, participants were eligible to participate in a Profit Sharing Contribution when they had completed one year of service and were employed by the Bank on the last day of the Plan year. A ‘year of service’ is defined as 1,000 hours in a 12-consecutive month period beginning with the participant’s hire date. The Bank did not make a Profit Sharing Contribution to the Plan in 2025.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Peapack Private Employees’ Retirement Plan (“Pension Plan”) as of May 12, 2008 (“Determination Date”). The Bank did not make an “Age and Service” Contribution to the Plan in 2025.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who were participants in the Pension Plan as of the Determination Date. The Bank did not make an “Enhanced Contribution” to the Plan in 2025.

Each year, the Bank may elect, at its discretion, to make a Qualified Non-Elective Contribution (“QNEC Contribution”) to all eligible participants. A QNEC Contribution of $1,769,532 was made in 2025 based upon employee compensation for 2024. While no QNEC Contribution has been determined at this time related to 2025, the Bank may choose to make this contribution at a later date.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings and is charged with his or her withdrawals and an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

10.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Vesting: Participants are immediately vested in their contributions, plus actual earnings or losses thereon. Vesting in the matching and non-matching employer contributions portion of their accounts, plus actual earnings or losses thereon, is based on years of continuous service, as defined in the Plan. A participant is 100% vested after three years of continuous service.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are permitted upon attainment of age 59&1/2 or for hardship purposes.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures of employer contributions arising from the termination of members who were not fully vested shall be used to offset future employer contributions and may first be used to pay administrative expenses. Nonvested portions of participant accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $86,248 and $55,084, respectively. These accounts will be used to pay future plan expenses or reduce employer contributions. During the year ended December 31, 2025, forfeited amounts totaled $82,212 and earnings on the forfeiture account totaled $1,763. Total forfeitures used to pay administrative expenses totaled $21,818.

Notes Receivable from Participants (“Loans”): Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses: Generally, the administrative expenses can be paid by the Bank or through the application of plan forfeitures. Other administrative, trust, and audit fees are paid by the Plan and are also included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

11.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Investment Valuation and Income Recognition: Other than the fully benefit-responsive contract, which is reported at contract value, the Plan’s investments are reported at fair value. Contract value is the relevant measure for the Plan’s fully benefit-responsive investment contracts, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Concentration of Credit Risk: At December 31, 2025 and 2024, approximately 2.9% and 4.2% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation Common Stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Contribution Receivable: Participant contributions and any related employer matching contributions are recognized in the period during which the Bank makes the respective payroll deduction from the participant’s compensation. Non-elective/Profit sharing contributions are recorded in the relevant period in accordance with the terms in the Plan document. There were $208,866 and $173,606 of contribution receivable as of December 31, 2025 and 2024.

12.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although the Bank has not expressed intent to terminate the Plan, it may do so at any time by action of its Board of Directors subject to the provisions of ERISA. If the Plan were terminated or partially terminated pursuant to ERISA, however, all members of the Plan would automatically become 100% vested in their fund balances.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

13.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Peapack-Gladstone Financial Corporation Common Stock: The fair value of the Peapack-Gladstone Financial Corporation common stock investment is determined by obtaining quoted prices on Nasdaq, a nationally recognized stock exchange (Level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	At December 31, Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2025
Investments:
Peapack-Gladstone Financial Corporation common stock	$3,502,803	-	-	$3,502,803
Mutual Funds	114,292,998	-	-	114,292,998
Total	$117,795,801	-	-	$117,795,801

	Fair Value Measurements
	At December 31, Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2024
Investments:
Peapack-Gladstone Financial Corporation common stock	$4,498,163	-	-	$4,498,163
Mutual Funds	94,549,598	-	-	94,549,598
Total	$99,047,761	-	-	$99,047,761

There were no significant transfers between Level 1 and Level 2 during 2025.

14.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with PRIAC, an indirect wholly owned subsidiary of Prudential Financial, Inc., by investing in the PRIAC Guaranteed Income Fund. PRIAC maintains the contributions in its general account. PRIAC was acquired by Empower Annuity Insurance Company ("EAIC") in April of 2022. The account is credited with contributions on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of PRIAC or otherwise.

The fully benefit-responsive group annuity contract is a traditional contract, whereby the Plan owns only the contract itself.

	2025	2024
Traditional Investment Contract	$3,352,753	$7,318,746

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The crediting interest rate of the contract is based on an agreed‑upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The key factors that influence future interest crediting rates could include the following: current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account.

The termination of the contract occurred on January 13, 2026 and the remaining funds were transferred to existing investment options. There will be no impairments or other restrictions with respect to the termination of the contract. No additional contributions will be made to the contract.

15.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 6 - TAX STATUS

The Plan adopted the FMR plan document effective January 15, 2024. The Plan was previously designed under the Prudential Insurance Company of America Prototype Plan and Trust ("PRIAC Plan"). The FMR Plan received a favorable tax opinion letter dated June 30, 2020. The Plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and therefore exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024 (under the PRIAC Plan), there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

16.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan primarily invests in various investments which are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near-term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits and supplemental schedule.

NOTE 8 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Administrative expenses paid to various providers qualify as party-in-interest transactions. The Plan holds a guaranteed investment contract with PRIAC, which is also a custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 125,774 and $3,502,803, respectively, as of December 31, 2025; and, 140,348 and $4,498,163, respectively, as of December 31, 2024. The Plan recognized dividend income of $26,251 during 2025 from this related-party investment. The gross dollar amount of Peapack-Gladstone Financial Corporation common stock that was purchased during 2025 was $124,085 and the gross dollar amount of Peapack-Gladstone Financial Corporation common stock that was sold during 2025 was $591,640. Notes receivable from participants held by the Plan and related fees, also reflect party-in-interest transactions. Fidelity Workplace Services, LLC ("Fidelity") provides recordkeeping services to the Plan. Certain investments of the Plan are issued by an affiliate of Fidelity and therefore, these investments also qualify as party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. As described above, the administrative expenses of the Plan are generally paid directly by the Bank.

17.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 23, 2026, and determined that there were no other subsequent events requiring disclosure in the financial statements except as disclosed in Note 5.

18.

SUPPLEMENTAL SCHEDULE

19.

PEAPACK PRIVATE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

Plan Sponsor:	Peapack–Gladstone Financial Corporation

Employer Identification Number:	22-2491488

Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Peapack-Gladstone Financial Corporation	Common stock	#	3,502,803
Mutual Funds
*	Fidelity	Fidelity Total Bond K6	#	692,450
*	Fidelity	Fidelity Government Money Market K6	#	6,737,029
*	Fidelity	Fidelity Mid-Cap Index Fund	#	2,510,640
*	Fidelity	Fidelity 500 Index Fund	#	17,774,422
*	Fidelity	Fidelity Freedom Blend Income K	#	127,925
*	Fidelity	Fidelity Freedom Blend 2010 K	#	580,753
*	Fidelity	Fidelity Freedom Blend 2015 K	#	1,039,279
*	Fidelity	Fidelity Freedom Blend 2020 K	#	5,695,098
*	Fidelity	Fidelity Freedom Blend 2025 K	#	7,126,153
*	Fidelity	Fidelity Freedom Blend 2030 K	#	12,904,435
*	Fidelity	Fidelity Freedom Blend 2035 K	#	7,206,491
*	Fidelity	Fidelity Freedom Blend 2040 K	#	6,782,698
*	Fidelity	Fidelity Freedom Blend 2045 K	#	5,042,061
*	Fidelity	Fidelity Freedom Blend 2050 K	#	4,544,168
*	Fidelity	Fidelity Freedom Blend 2055 K	#	3,734,649
*	Fidelity	Fidelity Freedom Blend 2060 K	#	1,892,118
*	Fidelity	Fidelity Freedom Blend 2065 K	#	2,239,964
*	Fidelity	Fidelity Freedom Blend 2070 K	#	18,884

20.

Plan Sponsor:	Peapack–Gladstone Financial Corporation

Employer Identification Number:	22-2491488

Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	Gabelli	Gabelli Small-Cap Growth	#	832,698
	Janus Henderson	Janus Henderson Balanced Fund N	#	713,931
	JP Morgan	JP Morgan Large-Cap Growth R6	#	8,990,815
	JP Morgan	JP Morgan Mid-Cap Growth R6	#	1,274,430
	Massachusetts Investors	MFS International Diversification R6	#	973,551
	Pimco	Pimco Income Fund Institutional	#	925,289
	Putnam	Putnam Large-Cap Value R6	#	3,047,495
	Vanguard	Vanguard Intermediate Term	#	2,677,405
	Vanguard	Vanguard FTSE World Index Admiral	#	3,181,173
	Vanguard	Vanguard Small-Cap Index Admiral	#	3,034,652
	Vanguard	Vanguard FTSE Social Index Admiral	#	858,723
	Vanguard	Vanguard Short-Term Bond Index Admiral	#	793,498
	Victory Sycamore	Victory Sycamore Established Value R6	#	340,121
				117,795,801
Investment Contract
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund Agreement No: GA-39867	#	3,352,753

Notes Receivable from Participants
*	Participant Loans	Interest rates 4.25% to 9.50% Maturing at various dates through 2030	-	1,085,083
	Total			$122,233,637

* A party-in-interest, as defined by ERISA.

# Investments are participant directed and therefore cost information is not presented.

21.

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - BDO USA, P.C.

Exhibit 23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - CROWE LLP

22.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peapack Private Employees’ Savings and Investment Plan

Date: June 23, 2026	By:	/s/ Cecelia T. Lardieri
Name: Cecelia T. Lardieri
Title: Plan Administrator

23.